UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information Contained in this Form 6-K Report

Lion Group Holding Ltd. 2026 Share Incentive Plan No. 2

Lion Group Holding Ltd. (the “Company”) has adopted the Lion Group Holding Ltd. 2026 Share Incentive Plan No. 2 (the “2026 Plan No. 2”), as approved and authorized by the board of directors of the Company on August 15, 2026. As of the date hereof, no awards have been granted under the Company’s 2026 Share Incentive Plan (the “2026 Plan No. 1”). Under the 2026 Plan No. 2, the maximum aggregate number of Class A ordinary shares of the Company which may be issued pursuant to all awards is 14,625,000,000,000. The 2026 Plan No. 2 will continue in effect for a term of ten years from its effective date.

Exhibit Index

Exhibit 99.1	Lion Group Holding Ltd. 2026 Share Incentive Plan No. 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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